__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 July 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 31 July 2003

25 June 2003
The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Office of the Company Secretary
Level 41 242 Exhibition Street
MELBOURNE VIC 3000 AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra welcomes Government announcements

In accordance with the listing rules, I attach an announcement for release to the market.

Yours sincerely

Douglas Gration

Company Secretary

Telstra Corporation Limited

ACN 051 775 556

ABN 33 051 775 556

•25 June 2003 186/2003

Telstra welcomes Government announcements

Telstra's Chairman, Mr Bob Mansfield, and Chief Executive Officer, Dr Ziggy Switkowski, today welcomed the Government's response to the findings of the Regional Telecommunications (Estens) Inquiry and the associated announcement it would proceed with legislation to sell its remaining 50.1 per cent stake in the company.

Dr Switkowski said the Government's response to the Estens Inquiry findings would complement the activities Telstra has initiated already in improving regional and remote telecommunications and that Telstra would co-operate with the relevant Government agencies to implement the proposed actions.

"Telstra has built a solid business in regional Australia over many generations, and we want to continue to grow that business because it makes good sense," he said.

"We are continuing with the upgrading of telephone services throughout regional areas and are implementing the Government's recently introduced new regulatory safeguard, the Network Reliability Framework, which will assist in addressing under performing exchange areas through targeted investment and remediation work."

Other ways Telstra is addressing the recommendations of the Estens Inquiry include:

• Replacing older digital radio concentrator systems under the Remote Areas Telecommunications Enhancement program with a target completion date of June 2004
• Reducing time frames for providing ISDN and one-way satellite services
• Improved monitoring and management of pair gain systems used to provide voice telephone services
• Working with the Department of Communications, ATSIC and the Australian Communications Authority on a detailed review of remote Indigenous communities' telecommunications services
• Continuing improvements in the availability of high speed data services by providing increased ADSL coverage and introducing Broadband Regional Connect, a combined one-way satellite and ISDN product
• Enhancing the Federal Government and Telstra's Internet Assistance Program that assists users to achieve an equivalent effective connection speed of 19.2 kbps
• Developing an online local presence plan to provide information about Telstra services and regional presence

Dr Switkowski noted that while some of these measures represented extensions to Telstra's current activities, they would be accommodated within existing budgets.

Mr Mansfield said that, whilst Telstra's Board and management have consistently supported full privatisation, the sale of the Commonwealth's remaining stake in Telstra and timing of passage of relevant legislation remained a matter for the Government and Parliament to decide.

"Full privatisation would provide Telstra staff, customers, shareholders and future investors with greater certainty about its future. Moreover, if Telstra is to reach its full potential as a successful Australian company, it needs the flexibility that full privatisation offers to grow its business," he said.

Dr Switkowski said that Telstra's commitment to delivering an ever-improving high quality service to customers provided by skilled staff would remain the company's top priority throughout and beyond any further privatisation process.

"Telstra will continue its focus on servicing the needs of its customers and working co-operatively with the Government and regulatory agencies to improve telecommunication services in regional, rural and remote areas of Australia," he said.

"Telstra Country Wide was established three years ago to better serve our customers and their communities in regional Australia. It has proven to be a successful business and it will continue to meet the needs of our regional, rural and remote customers."

Telstra Media contact:

Stephen Morrison

Tel: 03 9634 5611 and 0417 053 501

Telstra's national media inquiry line is 13 1639 and the Telstra Newsroom is located at: www.telstra.com.au/newsroom

Media Release

Telstra

18 July 2003 205/2003

Telstra ignites broadband growth

Broadband will be a key growth engine for Telstra with annual revenue from broadband products expected to increase by approximately $750 million to $1 billion in 2006.

"Telstra is on track to connect at least one million broadband customers in 2005 and achieve one billion dollars in broadband revenue in 2006," Group Managing Director, Telstra Broadband, Mr Bruce Akhurst, said today.

At a briefing in Sydney today, Telstra outlined key elements of its broadband business -

- After investing nearly $1 billion in the national broadband network to date, Telstra is expecting EBITDA and EBIT positive results in the current financial year.
- While Telstra has substantially progressed its fixed broadband infrastructure investment, the broadband business will grow larger with growth in customer numbers.
- Telstra expects to invest a further $1 billion in broadband over the next five years: this strategic investment will be accommodated within the company's previous statements that annual domestic capital expenditure is expected to settle at approximately $3 billion a year for the near future.

"Telstra's powerful brand, customer base, wide network coverage and diverse and growing sales channels mean the company is well positioned to rapidly grow in both retail and wholesale markets," Mr Akhurst said.

"Today we are adding a sharp sales and marketing focus to one of Australia's largest ever technology projects, which will make the benefits of broadband available to all Australians," Mr Akhurst said.

Telstra BigPond™, Australia's largest Internet service provider, announced a range of initiatives designed to grow subscriber numbers including –

- a major new marketing campaign, starting this Sunday, to promote the benefits of broadband and introduce consumers to a new-look BigPond
- innovative content and new products designed to attract and retain BigPond customers
- new and broader sales channels for broadband products, including Telstra's nationwide network of more than 160 Telstra shops

Telstra Wholesale, Australia's leading broadband wholesaler, forecast that the size of the overall wholesale market would grow dramatically. Telstra Wholesale outlined –

- predicted growth in Telstra Wholesale DSL connections from approximately 120,000 today to at least 500,000 in 2005

- a growing range of innovative products and solutions to meet customers' diverse needs and fully exploit overall demand

- a new focus on wholesale marketing, including new sales channel initiatives

"Broadband is a solid performer for Telstra with great potential, and our growth is accelerating under the guidance of new teams with a new focus," Mr Akhurst said.

"Telstra's broadband rollout has been a massive technological feat which will now deliver benefits to all Australians," he said.

Telstra media contacts:

BigPond - Kerrina Lawrence, 0419 352 313
Telstra Wholesale – Liz Jurman, 0438 399 435

Media Release

Telstra

18 July 2003 206/2003

BigPond ignites broadband growth

Telstra BigPond™ will more than double its broadband customer base from approximately 240,000 customers today to at least half a million customers in 2005.

"We are unleashing a bold marketing campaign, innovative and exciting new content and improved sales and product strategies to ignite broadband take-up," BigPond Managing Director, Mr Justin Milne, said today.

Unveiling a new print and electronic advertising campaign, Mr Milne said the initiative would promote the benefits of broadband to a new, broader customer base.

"Our research reveals that some consumers are reluctant to buy broadband because they think it's expensive or difficult to install," Mr Milne said.

"However, ADSL broadband can be comparable in cost to dial-up access on a dedicated second phone line, and installation can be quick and easy with ADSL self-install," he said.

Once a customer is connected, BigPond's 'pay for what you use' ADSL broadband plans start at less than $60 on an 18 month plan - comparable to the cost of an additional telephone line and multiple local telephone calls used for dial-up access.

An ADSL broadband service can be self-installed in about 10 minutes once a qualifying customer's telephone has been enabled, without the need for special cable to be installed in their home. This option, which is available for $129 upfront and from $60 a month on an 18 month plan, is now chosen by around 70 per cent of BigPond ADSL customers.

Mr Milne also announced an exclusive Internet rights sponsorship with the V8 Supercar Championship Series.

"BigPond will provide its ADSL and cable broadband customers with unmetered and exclusive Internet access to V8 Supercar content," Mr Milne said.

"As well as the V8 Supercar sponsorship, we intend to expand BigPond broadband content to include live and exclusive music, sport and multiplayer games content," Mr Milne said.

Mr Milne also used the briefing to introduce a new management group which brings together an expert sales, marketing and product team with national and international experience.

"The new management team is transforming BigPond into a customer- and sales-focused business driving rapid growth," Mr Milne said.

"We will grow by utilising Telstra's multiple sales forces, better exploiting Telstra's nationwide network of more than 160 Telstra shops, and entering into agreements with 3,500 other retail outlets by December 2005."

Telstra media contact – Kerrina Lawrence, 0419 352313

New content channels - available from Sunday, 20 July at www.bigpond.com/music, www.bigpond.com/sports, www.bigpond.com/entertainment and www.bigpond.com/games

Telstra's national media inquiry line is 13 1639 and the Telstra Newsroom is located at: www.telstra.com.au/newsroom

Telstra Broadband Analyst Briefing

Bruce Akhurst
Group Managing Director
Telstra Broadband

18th July 2003

Disclaimer

Telstra

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate.

Today's Agenda

Session 1: Telstra Broadband

- Telstra Broadband – an Overview
- Telstra Wholesale – Growing Fast
- Technology – the Network
- Q&A's

Session 2: Telstra BigPond™

- Transforming BigPond™
- BigPond™ broadband growth strategy
- Q&A's



Wholesale, Broadband & Media

Wholesale, Broadband & Media

- Establishment of BU early 2003
- Telstra's growth ongoing

Telstra Wholesale | BIGPOND | FOXTEL | sensis

- BU revenues are likely to exceed $4billion for 02/03
- EBIT contribution is likely to exceed $2billion for 02/03
- Approximately 3,200 staff
- Broadband engine centralised within our key businesses

Broadband growth is fundamental to Telstra's future



Broadband is taking off

The Broadband market is firing

Telstra = key market player

Telstra has a national network coverage


BROADBAND
Industry SIO's
Telstra SIO's
2002/03
2003/04
2004/05
2005/06
2006/07

We know our market and are well placed to grow it further

Experienced leaders



Telstra Broadband
Bruce Akhurst
Group Managing Director



BigPond™
Justin Milne
Managing Director



Telstra Wholesale
Deena Shiff
Managing Director



Telstra Technology
Andrew Johnson
Managing Director
Data & Online

We have brought together the leaders of the Telstra Broadband business

A Valuable & Growing Channel



Telstra Wholesale

- First class service provider
- An effective & valuable broadband channel
- Market stimulator
- Capturing the growing market



Between Telstra Wholesale and BigPond™ we have all aspects of the market covered

Available & Robust Network



- Our Commitment
  = robust national coverage
- Our Standard
  = world class availability
- Our Focus
  = customer experience


ADSL
HFC
Satellite
Indicative diagram

We laid down the network to broadband Australia and are committed to maintaining it for all Australians

Growing the Customer Base



BigPond™

- Australia's leading ISP
- New look, new leadership, new team
- Leveraging its channels
- Getting customers



Between Telstra Wholesale and BigPond™ we have all aspects of the market covered

Telstra Broadband Targets


$1 billion
broadband
revenue
1 mill SIO's
2003
2005
2006

1 million SIO's in 2005 **UP** from 360,000 today

$1 billion revenue in 2006 **UP** from about $250 million today

We are on track to reach our targets

We are in the driving seat



Broadband Value Drivers
Growing SIOs
Defending ARPUs
Managing Costs

We are managing these three levers

Telstra Broadband Business Briefing

Telstra Wholesale

Wholesale Broadband Analyst Briefing

Deena Shiff

Managing Director

Telstra Wholesale

18 July 2003

Agenda

The Wholesale proposition

The Broadband opportunity

Harnessing the growth potential

Why offer Broadband via Telstra Wholesale?

Telstra

Wholesale is an equally valuable channel for Telstra

- Lower ARPU but lower cost channel
- Drives returns to scale to maximise return on investment
- Market stimulation & competition benefits all

Telstra Wholesale provides a growing range of products to a diverse customer set..


Large Carriers
Medium Carriers
Mobile Operators
ISPs
Utilities/ Defence
DSL Provider
Wholesale Mobile Solutions
Wholesale Broadband Solutions
Wholesale IP Solutions
Wholesale Transmission Solutions
Wholesale Data Solutions
Retail/Resale Voice & Data
Access & Interconnect
Manage & Operate
Infrastructure Share/build
Product Range
Customer Coverage
Customer Coverage
Existing
Partial Take up
Potential

..and is a channel to the majority of industry ISP's

Agenda

The Wholesale proposition

The Broadband opportunity

Harnessing the growth potential

TW can leverage its channel reach to capture a major share of the overall market growth



90-95%* of Australia's ISPs are TW customers

Total ISPs in Australia ~ 600



TW ISP customers represent >60%* Internet SIOs

Total Internet subscribers ~ 5M (Jun '03)



Large ISPs still to enter/ramp up
Mass Market Take-up
180 TW ISPs entered
Business/SME Early Adopters
2000
2001
2002
2003
2004
2005
2006
2007
Market Take-up

*Indicative Numbers

Strong growth performance - especially in the last quarter


Telstra Wholesale's DSL Subscribers
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
51%
44%
60%
Q1 02/03
Q2 02/03
Q3 02/03
Q4 02/03

Agenda

The Wholesale proposition

The Broadband opportunity

Harnessing the growth potential

Wholesale - Harnessing the growth…

Harnessing The Growth

Channel initiatives

Product Set | Product Development | Value-Added Opportunities

Managing Scale

…to create a strong competitive advantage

TW Broadband – From Marketing Agnostics to Evangelists

2002



Customer User Forums


Small and Medium ISPs (e-Channel)
Large ISPS
Top 10

Customer Segmentation Approach


wwwiden your world
...with Broadband

General Market Stimulation

2003→


Helping you grow today, tomorrow, and into the future


make a difference

Customised Market Development Programs

Wholesale products that meet the diversity of our customers and their end user segments


ISP Description
Residential
SME
Corporate
Very Large
Large
Medium
Small
Very small
Layer 2 & 3 Internet Grade
Layer 2 Business Grade
VISP Products

Telstra

Ongoing development of innovative solutions that meet customers needs and fully exploit demand

Enhanced Product Range	Innovate New Solutions	Drive Network Uptake
• 512/512 service • Multiple domain names • Service Level Guarantees • Ethernet ISP interface	• VISP in a box • Safe Internet & Hosting • Content Enablement Platforms • Wireless LAN/ Broadband	• Minimux • Transpositions • ISDN • ADSL Demand Register

Web based services reduce activation times, costs and increase efficiency

Order transformation

- Overall TW operations now process 73% of all orders online, a significant change from 23% in 00/01
- Broadband provides a further opportunity to move from existing online systems towards implementing Business to Business (B2B) capabilities
- B2B capabilities are scheduled to commence in the new year (2004)

Telstra

Dedicated front of house facilities also help manage scale

Dedicated Broadband Customer Support

- Ordering and Billing - Dedicated Broadband Call Centre
  - Delivery Escalation Group established
- Service Assurance - Broadband Help Desk
  - 7x24 Fault reporting
  - 7x24 Escalation service

Streamlined Customer Transfer Process

- Launched on 14 April 2003
- 24 customers formally signed up (as at 8/7/2003)

B2B and FoH initiatives drive customer retention and industry growth

Wholesale participation benefits both Telstra and broadband industry


Stimulates Total Market
Builds scale to maximise return
Wholesale Participation
Minimises network overbuild

Telstra

Telstra's Broadband Access Networks

Andrew Johnson
Managing Director Data & Online,
Telstra Technology

18 July 2003

Overview

Telstra's Broadband Networks

New Organisation Structure & Management Team

Network Performance

Future Plans

Conclusion

Telstra's Broadband Networks


satellite
telephone
ADSL
cable
PayTV
ISDN
NETWORK
BigPond
ISP 2
ISP n
WWW
BigPond
Wholesale

Broadband Access Comparison

Telstra

	Data Rate	Potential Service Base	Current Service Base	Potential Usage
Satellite	Up to 512Kb/s	National	11K	High Speed Internet Access
ADSL	Up to 1.5 Mb/s	~7.5m Services	246K	High Speed Internet Access
Cable	Up to 10Mb/s	~2.2m Services	104K	High Speed Internet Access
ISDN	Up to 128Kb/s	96% of Population	0K	Medium Speed Internet Access

Organisation & People

New Broadband Technology Team

Telstra



Bruce Akhurst
Group Managing Director
Andrew Johnson
Managing Director
Data and Online
Jim Maniatis
GM Broadband
Christopher Lewis
CTO BigPond
Crispin Blackall
GM Online Content
Wayne Gibbons
GM Transport, IP & Data Networks
Ray Vicino
GM Application, Content and ISP Systems

What are we doing to improve performance?

Network Performance Improvements

Main Elements

- ADSL Network extensively re-designed and rebuilt
- BigPond™ has major upgrade underway to be completed in November

Major Independent & Internal Studies

- Addressed
  - Architecture
  - Performance
  - Scalability
  - Customer Reach
- Verified soundness of current initiatives and identified further requirements
- Majority of recommendations delivered this year, the remainder to follow shortly thereafter.

Key Network Improvements

Coverage
- Increased Footprint
- Extended "last mile"
- More PoPs

Better Service
- Simplify & Strengthen
- Performance Management
- Greater Redundancy
- Higher Availability



Telstra Service Management Systems
Network Systems, including Cross-Domain Manager (XDM)
User Authentication (SMC)
BigPond only
Service Provider
Core IP Network
Radius Server (Authentication)
Edge Router
New DSL Access Multiplexer (DSLAM)
New Broadband Remote Access Server

Lower Cost
- Price per Port
- Lower Activation Costs
- Economies of Scale

New Network Features
- Increased Bandwidth
- Scalability
- "One Network"

What have we achieved?

This Years Actual Performance Improvement



ISP Systems 1%
Other 4%
Access Networks 23%
IP Address Allocation System 72%
Since Oct 2002
ISP Systems 1%
Other 4%
Access Networks 19%
Causes of 76% of Issues Eliminated
Today
Access Networks 10%
Other 4%
Causes of 86% of Issues Eliminated
By Dec 2003[1]

[1] based on Telstra's internal estimates. Actual results may differ from those expressed.

Service Level Guarantee Performance Improvement


Service Level Guarantee: % Customers Rebated
70%
60%
50%
40%
30%
20%
10%
0%
% Customer Rebated
Moving Average
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03

The future for Broadband

The Future

Coverage

- Wireless Broadband
- Extended Range

Reliability

- Improved fault diagnosis and restoration systems
- Systems Redundancy
- Ongoing Improvement Programme

Driving out costs

- High Density, Low Cost DSL Access Multiplexer
- Automated Management Systems to Simplify Self Installation

Conclusion

Commitment to excellent Broadband service levels

Historical shortcomings identified and rapidly being rectified through

- Technology
- Organisation and key people

Confidence for future based on:

- Extensive independent study
- Evidence of significantly improved customer experience

BigPond Analyst Briefing

Friday, 18 July 2003

Disclaimer

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate.

BigPond Igniting Broadband Growth

Justin Milne

Managing Director, BigPond

Transforming the Business

Old Structure


Marketing
Broadband & Online Services
Service
Product
Technology
Business Dev
Sales
Network

New Structure


BigPond
Product
Marketing
Sales
Business Dev
Service
Technology
Network

Edge of the Envelope


Telstra
BigPond

Building the A-Team



Justin Milne
Managing Director
of BigPond



Amanda Johnston
Director, Marketing



Mike Callen
Director, Sales



Craig Turner
Director, Product



Leanne Wallace
General Manager,
Customer Service



David Waldie
Director, Business
Development



Bob Whitson
Group Manager,
Performance,
Planning and Analysis



Chris Lewis
Chief Technology
Officer

The Broadband market is at a 'Tipping Point'



Australian Broadband Penetration 1,2
% of Australian Households
30
25
20
15
10
5
0
Early Mass Market
Early Majority
Early Adopters
Market penetration = 4% 3
2000
2001
2002
2003
2004
2005
2006
2007

Sources:
(1) IDC Australia, 2003
(2) Accenture: Lighting the next Broadband Revolution 2003
(3) December 2002

BigPond is igniting Broadband growth

Tuning the business

Utilising Telstra's brand and customer base



Marketing with more vigour and a fresh approach

Converting sales opportunities

Getting customer focussed with products & services

Strong growth in SIO's

BigPond SIO's FY01-03 [1]
('000s)



1,399
1,199
935
241
143
75
Broadband
Dial-up
860
1,056
1,158
FY01
FY02
FY03

Note:
(1) Excludes Flexstream, ISP Connect and Hyperconnect and adjusted for Active Mail members and Web Hosting customers

Strong growth in revenue fuelled by Broadband


BigPond Revenue FY 01-03
($M)
$505
$366
$197
$211
$121
$48
Broadband
$149
$245
$294
Dial-up
FY01
FY02
FY03

BigPond is Australia's Largest ISP

Australian Dial-up Market [1,2]
(2003)


BigPond
(27%)

Total Market = 4.4M SIO's

Australian Broadband Market [1,2]
(2003)


BigPond
(40%)

Total Market = 600K SIO's

Sources:
(1) AC Nielsen / Telstra Survey, January 2003
(2) IDC Australia 2002

BigPond Broadband provides 3.5x higher revenue than BigPond Dial-up

BigPond Dial-up versus Broadband ARPU


Dial-up
1
Broadband
3.5

First Year Relative Average Gross Margin

(% per SIO)


Dial-up
1
Broadband
1

Each ADSL Broadband customer makes a positive contribution

Gross Contribution Margin
(ADSL %)



Year 1
Year 2

- Positive contribution to fixed costs in Year 1
- The gross margin doubles in Year 2

Cost reductions are increasing margins



Average Full Year
BigPond OPEX and COGS
(per SIO)
Indexed Cost
Opex
COGS
FY03
FY04
FY05
FY06
FY07

BigPond prices are affordable and provide value

Telstra

Affordable	Value Proposition
Once installed, entry-level ADSL Broadband costs could be less per month than: • a coffee a day • an Australian Financial Review a day • a dial-up connection with a second line and call connection costs	• Up to 50x faster than standard dial-up • Be online and on the phone at the same time • Cheaper than you think Once you have used Broadband you could never go back to dial-up. We believe the value for money is clear.

BIGPOND

Prices are competitive internationally

International Price Comparison

(Entry-Level ADSL Price Plan Exchange Rate Adjusted) [1]



$1,380
$1,262
$1,224
$1,051
$917
$676
Average = $1,085
UK
France
United States
Australia
Korea
Canada

Purchasing Power Parity Adjusted

UK	France	United States	Australia	Korea	Canada
$1,087	$1,043	$1,038	$1,051	$1,132	$682

Sources:
(1) AT Kearney, May 2003

Prices are competitive domestically

Domestic Price Comparison

(First year cost for Entry-Level ADSL Price Plan)[1]



$1,227 5
$1,148 2
$1,105
$1,046
$1,028 6
$1,017 3
$918 6
$858 4
$828
AOL/7
TPG
Ozemail
iPrimus
BigPond ADSL
iiNet
BigPond Cable
Optus Cable
Pacific Internet

Sources: From company websites at 16th July 2003:

Notes:

(1) Prices are for 256/64Kbps, minimum 500Mbyte monthly usage allowance or entry level plan allowance, 12 months contract term, 1 port modem, incl. all nominal fees (professional installation, contract & connection fees), and excl. any special short term discounts

(2) TPG has unlimited monthly usage and the price is for Metro customers only.

(3) iiNet has 2000MB monthly usage allowance.

(4) Optus has 550MB monthly usage allowance. Price is for Cable and assumes preselection of the Choice 4 plan.

(5) AOL/7 has 700MB monthly usage allowance.

(6) Prices for Telstra assumes Telstra preselection.

Managing price is essential to profitability

Price Elasticity Of Demand [1]



Price per Month
Consumer
10%
20%
30%
40%
50%
60%
70%
80%
Percent of online population who will purchase broadband

Price Scenarios & Impact on Profitability [1]



Higher revenue per user offset by slow growth rate
2
Higher growth rate but revenue per user is so low, that market value is destroyed
3
Optimal value for Telstra
NPV ($M)
1
High
4
Low
Price

Sources:
(1) AT Kearney, May 2003

Reducing upfront costs drives take up


Monthly ADSL & Cable Applications
(SIO's)
70%
Feb-03
Mar-03

- $100 reduction in installation fee in March realised 70% increase in BigPond Broadband applications

BigPond igniting Broadband growth



We are on track to maximise profitable contribution to Telstra's goal of:

- 1 Million SIO's Dec 2005
- $1 Billion in revenue Dec 2006

Our strategy is clear and single minded **"Get Customers"**



How will we deliver? Marketing

Amanda Johnston

Director, Marketing

Targeting barriers to entry has been successful


Dive into
BigPond Broadband
and save $100.
March only.
There are no excuses this month.
Dive in now.

- March 2003 - $100 off installation fee
- 70% increase in BigPond Broadband applications over previous month

Targeting barriers to entry has been successful



In the time it would take to fold this into a swan, you could self-install BigPond™ Broadband ADSL.

- April 2003 - self install campaign focussing on barrier that Broadband is difficult and inconvenient to install
- 20% increase in self installations on previous month

BigPond's brand evolving to meet the early majority

FROM

Education for early adopters



TO

New brand based on:


Vibrancy & Excitement
Water Themes
Iconically Australian

BigPond's mass strategy

Youths

DINKS / SINKS

Regional
- Less tech savvy
- Questions about availability
- Price sensitive
- Don't patronise

SWEET SPOT
- Up to 50x faster than standard dial-up
- Be online and on the phone at the same time
- Easy to install/ SIK
- Cheaper than you think

Business
- Commitment to Business
- Total solutions (security, hosting)
- Bespoke plans

Mums/Dads

SME / Professionals

Excite ← **Educate** → **Convert**

Challenge is to ignite the market

- Get broadband talked about
- Communicate the functional and lifestyle benefits of broadband
- Showcase the competitive proposition of BigPond
- Get the customer to act now

BigPond Broadband re-branding

New Corporate Identity



BIGPOND

Excite and Educate

Integrated marketing program with media presence

Excite
Re-kindle interest levels
Stimulate discussion

Convert
Offering trials and demonstrations

Educate
Easy
Convenient
Good value


TV
Radio
Online
Magazine & Press
Direct Marketing
Point of Sale
BigPond Amazing Broadband

Convert
Targeted offers and incentives delivered to existing dial-up users who would benefit from broadband

Convert
Drive applications through bigpond.com

Educate & Convert
Promote benefits
Advertise retail offers

New marketing campaign promotes relevance and value

BigPond igniting Broadband growth



We are on track

Our strategy is clear and single minded:

"Get Customers"

How will we deliver? Product

Craig Turner

Director, Products

Compelling & customer friendly solutions

Network Coverage

- **DSL:** ~ 7.5m premises
- **Cable:** ~ 2.5m premises
- **Satellite:** Australia wide
- **ISDN**: 96% of Australian premises
- **Dial-Up:** local call access Australia wide

Applications & Content

- **Applications:** Email, Web Hosting
- **Content:** afl.com, The Basement, NRL

Service & Support

- Professional/self install
- 24/7 technical support
- ADSL Customer Service level guarantee

Self Install makes it easy to connect to BigPond Broadband



Broadband ADSL

- Customer convenience
- Lower price to customer
- Cost savings to BigPond

Packaging applications that will meet customer needs

Firewall



Anti-virus



Anti-spam



- Safe and secure online experience
- Get my business online
- Connect online with family and friends



Sharing photos online



Web hosting

Content to drive BigPond Broadband uptake & retention


Sports
Games
Get Customers
Music
Entertainment

What's different ?

- Focus on broadband content
- Some content is free to BigPond Broadband customers
- Leverage marketing spend to secure Internet Rights

Content at BigPond – Broadband Web Channels


Home | Internet Plans & Services | My Account | Members Services | Email | Help Centre | Web Channels | Search
BIGPOND
thebasement
30 artists
WEB CHANNELS
Channels Home | The Basement | Sport | Entertainment | Games | Unmetered Sites
ENTERTAINMENT
GAMES
MUSIC
SPORT
WATCH
CHAT
READ
DOWNLOAD
UNMETERED SITES
1. Oscars: Red Carpet Disasters
2. Movie Trailer: The Hours
3. New PS2 Game: Pac Girl
1. Mark Geyer: every Monday 8pm disasters
2. Wim Wenders: talks about painting in Spain
3. Peers Chat
NRL: Penrith Panthers claw to top of the ladder
Movie: The Hours wins best picture
Oscars: Red Carpet disasters
Games: New game from Naughty Dog
Music: The new song from Bjork
Music: Adam Harvey's new country ballads
All the BigPond Web Channels are unmetered for BigPond Broadband customers and data used will not count against your monthly usage allowance. So your monthly usage can go further.
Telstra
About BigPond | Sitemap | Contact Us | Privacy | Copyright & Trade mark Notice | Terms of Use | Telstra.com

BigPond Sports Channel – Live & Exclusive!


PROFILE
PROFILE

- Live & exclusive Internet rights
- Launches on 15 September
- Includes V8 Supercars [1]

Note:
(1) Indicative sample pages only

Games & Music to stimulate Broadband



- Multi-player PC games today
- Online consoles in the future



- Streaming music today
- Music downloads in the future

What's next from BigPond ?



- Cable self install
- BigPond ISDN
- Home networking (Wi-Fi)
- Broadband Wireless



BigPond igniting Broadband growth



We are on track

Our strategy is clear and single minded:

"Get Customers"

How will we deliver?
Sales

Mike Callen

Director, Sales

BigPond Sales will convert marketing and product initiatives to customers



Initiatives to increase reach and ability to convert

- Provide easy to purchase and install products
- Increase efficiency of existing channels
- Develop new high growth channels
- Create new sales channels
- Utilise Telstra's other assets

Self Install take up demonstrates customers want ease of purchase and install



BigPond ADSL Connections: Self Install Proportion
(Jan 02 - Jun 03)
100%
0%
100%
10%
90%
40%
60%
2%
63%
35%
34%
41%
25%
Jan 02
Feb 02
Jul 02
Dec 02
June 03
PIK
SIK
RSIK

- 75% of June ADSL Connections were self install

Telstra

BIGPOND™

BigPond will grow those channels where our customers go to buy broadband


Online
Telstra Shops
Telesales
BigPond Channels
Telstra Assets
Retailers
OEM & Business Partners
Dealers

Increasing efficiency of existing channels will result in significant sales uplift

Online



Channel Overview

- Most cost effective channel with 20% of existing sales
- 1 million unique visitors a month to BigPond.com

Key Initiatives

- Relaunching BigPond.com
- Increasing ease of navigation and signup
- Special promotions

Telesales



Channel Overview

- Largest existing channel with 70% of sales
- More than 4,500 telesales operators

Key Initiatives

- Investing in 131 282 as the BigPond number
- Improving sales processes; training and incentives

Retail channel provides reach and 'higher touch'

Channel Overview

- Telstra retailer outlets have 5,800 points of presence
- Small volume of BigPond sales to date

Key Initiatives

- Increasing footprint of BigPond ADSL Retail Self Install Kit
- Joint marketing activities and offers with retailers
- Targeted training and incentives

Dealers, OEM's & Business Partners are a key channel to small SME, SOHO and residential customers

Channel Overview

- Existing close relationships
- 720 dealers currently sell Telstra products
- Few BigPond sales to date

Key Initiatives

- Extend BigPond product range to more dealers
- Create bundled products and services
- Targeted training and incentives

BigPond will utilise Telstra's other assets & relationships

Telstra Country Wide

- Strong regional sales presence in rural and regional centres

Sensis

- Large SME customer base
- Large member sales force able to sell online solutions

Foxtel

- Many cabled homes could also have broadband

Retaining customers through churn minimisation initiatives and packaging opportunities

Packaging:

- Bundles and packaging increases conversion and up-sell
- BigPond Broadband and Dial-up are a part of Telstra Rewards

Churn Minimisation:

- Incent new users to prevent early cancellation
- Reward customers for remaining loyal
- Winback and save programs to recover customers

Telstra Shops are a unique and major new channel

Telstra Shop



Illustration of new look BigPond pod

Channel Overview

- Foot traffic of 20M per year
- Mobile centric
- low BigPond sales

Key Initiatives

- BigPond Broadband as key new product category
- Major BigPond presence
- Targeted training and incentives

BigPond igniting Broadband growth



We are on track

Our strategy is clear and single minded:

"Get Customers"

Broadband is taking off



Industry SIO's
Telstra SIO's
2002/03
2003/04
2004/05
2005/06
2006/07

The Broadband market is firing

Telstra = key market player

Telstra Broadband is fired for success

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Commander Communications Limited

ACN/ARSN: 094 233539

1. Details of substantial holder (1)

Name: Telstra Corporation Limited (ABN 33051 775556) and each of the parties listed in Annexure A to this notice (collectively the Telstra Group)

ACN (if applicable)

There was a change in the interests of the substantial holder on: 18/07/2003

The previous notice was given to the company on: 05/12/2000

The previous notice was dated: 05/12/2000

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice Person's votes	Voting power (5)	Present notice Person's votes	Voting power (5)
Ordinary Shares	23,850,000	16.6%	28,849,780	19.89%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
-	-	-	-	-	-

*In accordance with section 12 of the Corporations Act, Telstra Corporation Limited has become an associate of Alchemy Investment Holdings Pty Limited as a result of Telstra Corporation Limited having entered into an agreement with Alchemy Investment Holdings Pty Limited and Babcock & Brown Pty Ltd dated 18/07/2003 (attached as Annexure B to Babcock & Brown Group's Initial Substantial Holder Notice dated 21/7/2003). Alchemy Investment Holdings Pty Limited and Babcock & Brown Pty Ltd have disclosed a relevant interest in 4,999,780 shares (other than the 23,850,000 shares in which Telstra Group had a relevant interest in previously). By virtue of this associate relationship, Telstra Corporation Limited's voting power in Commander Communications Limited is regarded under the legislation as having increased by 3.29% to 19.89%.
However, Telstra Group has no relevant interest in any Commander Communications Limited ordinary shares other than in relation to its original 23,850,000 ordinary share holding.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest(6)	Class and number of securities	Person's votes
Telstra Group	Telstra Corporation Limited	Alchemy Investment Holdings Pty Limited	Telstra Corporation Limited has power to control the disposal of 23,850,000 ordinary shares under an agreement with Alchemy Investment Holdings Pty Limited and Babcock & Brown Pty Ltd dated 18/07/2003 (attached as Annexure B to Babcock & Brown Group's Initial Substantial Holder Notice dated 21/07/2003).	23,850,000 ordinary shares	23,850,000 votes attach to the shares, but Telstra Corporation Limited cannot control the exercise of those votes.

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Telstra Corporation Limited	Telstra Corporation Limited has become an associate of Alchemy Investment Holdings Pty Limited by virtue of Telstra Corporation Limited having entered into an agreement with Alchemy Investment Holdings Pty Limited and Babcock & Brown Pty Ltd dated 18/07/2003 (attached as Annexure B to Babcock & Brown Group's Initial Substantial Holder Notice dated 21/07/2003) relating to the ownership of ordinary shares in Commander Communications Limited.
Alchemy Investment Holdings Pty Limited and Babcock & Brown Pty Ltd	Details of Alchemy Investment Holdings Pty Limited and Babcock & Brown Pty Ltd are set out in Babcock & Brown Group's Initial Substantial Holder Notice dated 21/07/2003

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Group	Level 41, 242 Exhibition Street, Melbourne, Victoria, 3000

Signature

print name Douglas Gration

capacity Company Secretary

sign here [signature]

date / /2003

Company name	Country of Incorpoartion	Immediate %	Ultimate %
Parent Entity	Australia		
Telstra Corporation Limited			
Controlled Entities			
On Australia Pty Limited	Australia	100.00%	100.000%
Telstra Corporate Services Pty Limited	Australia	100.00%	100.000%
Telstra ESOP Trustee Pty Limited	Australia	100.00%	100.000%
Telstra Finance Limited	Australia	100.00%	100.000%
Telstra Growthshare Pty Ltd	Australia	100.00%	100.000%
Telstra International Limited	Australia	100.00%	100.000%
Telstra Pay TV Pty Limited	Australia	100.00%	100.000%
Telstra Media Pty Limited	Australia	100.00%	100.000%
Telstra Multimedia Pty Limited	Australia	100.00%	100.000%
Telstra Rewards Pty Ltd	Australia	100.00%	100.000%
Transport Communications Australia Pty Ltd	Australia	100.00%	100.000%
Network Design and Construction Limited	Australia	100.00%	100.000%
-NDC Global Holdings Pty Limited	Australia	100.00%	100.000%
NDC Global Holdings (Thailand) Limited	Thailand	90.40%	90.400%
NDC Global Services (Thailand) Limited	Thailand	51.00%	46.104%
NDC Global Phillipines, Inc	Philippines	100.00%	100.000%
NDC Global Services Malaysia Sdn.Bhd	Malaysia	100.00%	100.000%
NDC Telecommunications India Private Limited	India	100.00%	100.000%
PT NDC Indonesia	Indonesia	95.00%	95.000%
-NDC Global Services Pty Limited	Australia	100.00%	100.000%
Sensis Pty Ltd	Australia	100.00%	100.000%
-CitySearch Australia Pty Ltd	Australia	100.00%	100.000%
CitySearch Canberra Pty Ltd	Australia	100.00%	100.000%
-Pacific Access Enterprises Pty Ltd	Australia	100.00%	100.000%
-Sensis Holdings Pty Ltd	Australia	100.00%	100.000%
-Telstra Retail Pty Ltd	Australia	100.00%	100.000%
-Worldcorp Holdings (S) Pte Ltd	Singapore	100.00%	100.000%
Worldcorp Publishing Pte Ltd	Singapore	100.00%	100.000%
Telstra CB Holdings Limited	Australia	100.00%	100.000%
-Telstra CB.Com Limited	Australia	100.00%	100.000%
-Telstra CB.fs Limited	Australia	100.00%	100.000%
InsNet Pty Limited	Australia	100.00%	100.000%
Australasian Insurance Systems Pty Ltd	Australia	100.00%	100.000%
DBA Ltd	Australia	100.00%	100.000%
Brokerlink Pty Ltd	Australia	81.33%	81.330%
DBA Computer Systems Pty Ltd	Australia	100.00%	100.000%
Unilink Group Pty Ltd	Australia	100.00%	100.000%
TRC Computer Systems Pty Ltd	Australia	100.00%	100.000%
-Telstra CB.net Limited	Australia	100.00%	100.000%
Telstra Communications Limited	Australia	100.00%	100.000%
-Telecom Australia (Saudi) Company Limited	Saudi Arabia	50.00%	50.000%
Telstra Holdings Pty Ltd	Australia	100.00%	100.000%
-Beijing Australia Telecommunications Technical Consulting Services Company Limited	China; People's Republic of:	100.00%	100.000%
-Telstra Global Limited	United Kingdom	100.00%	100.000%
PT Telstra Nusantara	Indonesia	100.00%	100.000%
Telstra Europe Limited	United Kingdom	100.00%	100.000%
-Telstra Holdings (Bermuda) No 1 Limited	Bermuda	100.00%	100.000%

Bestclass Holdings Ltd	Virgin Islands (British)	100.00%	100.000%
Hong Kong CSL Limited	Hong Kong	100.00%	100.000%
CSL Limited	Hong Kong	100.00%	100.000%
Integrated Business Systems Limited	Hong Kong	100.00%	100.000%
One2Free Personalcom Limited	Hong Kong	100.00%	100.000%
RWC, HK Limited	Hong Kong	100.00%	100.000%
-Telstra IDC Holdings Limited	Bermuda	100.00%	100.000%
-Telstra Inc	United States	100.00%	100.000%
-Telstra India (Private) Limited	India	100.00%	100.000%
-Telstra International HK Limited	Hong Kong	100.00%	100.000%
-Telstra Japan Retail KK	Japan	100.00%	100.000%
-Telstra New Zealand Holdings Limited	New Zealand	100.00%	100.000%
TelstraClear Limited	New Zealand	100.00%	100.000%
Saturn Communications Limited	New Zealand	100.00%	100.000%
TelstraSaturn Holdings Limited	New Zealand	100.00%	100.000%
CLEAR Communications Limited	New Zealand	100.00%	100.000%
Telstra Media Holdings Pty Limited	Australia	100.00%	100.000%
-Telstra Enterprise Services Pty Limited	Australia	100.00%	100.000%
Telstra Limited	New Zealand	100.00%	100.000%
Telstra New Wave Pty Ltd	Australia	100.00%	100.000%
-Customer Contact Technologies Pty Ltd	Australia	100.00%	100.000%
-Data & Text Mining Technologies Pty Ltd	Australia	100.00%	100.000%
-Hypertokens Pty Ltd	Australia	100.00%	100.000%
-Lyrebird Technologies Pty Ltd	Australia	100.00%	100.000%
Telstra OnAir Holdings Pty Ltd	Australia	100.00%	100.000%
-Telstra OnAir Infrastructure Holdings Pty Ltd	Australia	100.00%	100.000%
Telstra 3G Spectrum Holdings Pty Ltd	Australia	100.00%	100.000%

This is Annexure A of 2 pages referred to in the Form 603 Notice of Initial Substantial Holder.

Name: Douglas Gration
Capacity: Company Secretary, Telstra Corporation Limited

Signature

Date: 22 July 2003